                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)

                         INTEK DIVERSIFIED CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  458134 10 3
                                 (CUSIP Number)

        THOMAS W. HOLM, ESQ., MORRISON & FOERSTER, 555 W. FIFTH STREET,
                 LOS ANGELES, CALIFORNIA 90013 (213) 892-5742
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  MAY 29, 1995
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [__].

Check the following box if a fee is being paid with this statement [__]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 458134 10 3

1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above
         Persons

         Anglo York Industries, Inc.

2)       Check the Appropriate Box if a Member of a Group             (a)  [__]
                                                                      (b)  [__]

3)       SEC Use Only _________________________________________________________

4)       Source of Funds*  Not Applicable.

5)       Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                             [__]

6)       Citizenship or Place of Organization

         State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7)       Sole Voting Power        1,102,049

8)       Shared Voting Power

9)       Sole Dispositive Power   1,102,049

10)      Shared Dispositive Power

11)      Aggregate Amount Beneficially Owned by Each Reporting Person

         1,102,049

12)      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares*                                                   [__]

13)      Percent of Class Represented by Amount in Row (11)

         12.4%

14)      Type of Reporting Person*

         CO

         Unless otherwise expressly set forth herein, the responses contained herein, including those on the cover page, are as of June 30, 1995.

     Item 1.       SECURITY AND ISSUER

                  This statement relates to the common stock, $.01 par value per share, of INTEK Diversified Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 970 West 190th Street, Suite 720, Torrance, California 90502.

     Item 2.       IDENTITY AND BACKGROUND

                  The person filing this statement is Anglo York Industries, Inc. ("Anglo York"), a corporation organized under the laws of the state of Delaware. The principal business of Anglo York is the holding of securities issued by the Company. The address of Anglo York's principal office and business is 261 Davenport Road, Suite 202, Toronto, Ontario M5R 1K3. The executive officers and directors of Anglo York are as follows:

                  Vincent P. Paul, President and Director

                  Philip E. Brent, Secretary, Treasurer and Director

                  Anglo York is a wholly owned subsidiary of Anglo York Industries Limited, a corporation organized under the laws of Ontario ("Limited"). Limited's principal business is industrial and commercial real estate and land development. The outstanding voting securities of Limited are equally beneficially owned by three children of Vincent Paul who have obtained majority, (Deborah Brent, Vincent A. Paul, and Marina Andreis), and by one minor child whose interest is held in Trust. Vincent Paul's wife, Nancy A. Paul, is the Trustee of said Trust. Both Mr. and Mrs. Paul disclaim beneficial ownership of the shares of the Company's common stock beneficially owned by any of their adult children, and the shares held in trust for the minor child.

                  Anglo York has pledged 1,000,049 shares of the Company's common stock to the Royal Bank of Canada ("Royal Bank") and 220,000 to Swiss Bank Corporation (Canada)

("Swiss Bank") in order to secure certain indebtedness of Anglo York. Of the 220,000 shares pledged to Swiss Bank, 118,000 have been sold as of May 31, 1995.

                  From June 1983 to the present, Mr. Paul has been Chairman of the Board of Directors of Limited. Since July 1989, Mr. Paul has served as President of Anglo York. Mr. Paul is a director of the Company, and was President of the Company from June 26, 1992, to September 23, 1994.

                  Philip Brent has been a partner with the law firm of Brent & Paul in Toronto, Canada, from 1987 to August 1993. From August 1993 to the present, Mr. Brent has practiced law as a sole practitioner. Mr. Brent was a Director of the Company from March 10, 1993, to September 23, 1994.

                  During the last five years, neither Anglo York nor any of the executive officers or directors of Anglo York has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Not Applicable.

        Item 4.   PURPOSE OF TRANSACTION

                  Anglo York had pledged 220,000 shares of the Company's common stock to Swiss Bank to secure certain indebtedness of Anglo York. Anglo York is currently in default under its loan agreement with Swiss Bank. In connection with an agreement with Swiss Bank, Anglo York intends to sell all of the shares pledged to Swiss Bank pursuant to a Rule 144 program in order to eliminate its indebtedness to Swiss Bank. Pursuant to this Rule 144 program, Anglo York intends to sell no more than 1% of the Company's outstanding shares over any three-month period. As of May 31, 1995, Anglo York had sold 118,000 shares of the Company's stock that had been pledged to Swiss Bank.

                  Anglo York has pledged 1,000,049 shares of the Company's common stock to Royal Bank to secure certain indebtedness of Anglo York. Anglo York is currently in default under its loan agreement with Royal Bank due to Anglo York's failure to timely make payments due under the loan agreement. Royal Bank has given Anglo York notice of this default. However, Royal Bank has not exercised any of its rights under the loan agreement as a result of the default.

                  Anglo York intends to reduce its indebtedness to Royal Bank. Anglo York is considering selling its shares of the Company pursuant to a similar Rule 144 program to accomplish this objective. If Anglo York decides to sell the Company's shares pledged to Royal Bank, the amount of shares sold and the frequency of sale will depend on then-existing market conditions, subject to the volume limitations set forth above. However, Anglo York has no formal commitment to sell any of these shares at this time.

                  Neither Anglo York, nor any of its executive officers or directors (in their capacities as officers and directors of Anglo York), besides the disclosures made above, has any plans or proposals which relate to or would result in:

                  (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                  (d) Any change in the present directors or management of the Company, including, but not limited to, any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

                  (e) Any material change in the present capitalization or dividend policy of the Company;

                  (f) Any other material change in the Company's corporate structure or business;

                  (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                  (h) The class of securities of the Company becoming delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or of a registered national securities association;

                  (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                  (j)     Any actions similar to any of those enumerated above.

       Item 5.    INTEREST IN SECURITIES OF THE ISSUER

                  (a) Anglo York beneficially owns 1,102,049 shares of the common stock of the Company as of May 31, 1995. This ownership represents approximately 12.4% of such class of securities outstanding as of the Company's last filing with the Securities and Exchange Commission filed on May 15, 1995.

                  (b) With the exception of the 102,000 shares of the Company's stock which Anglo York has agreed to sell pursuant to its agreement with Swiss Bank, Anglo York has sole power to vote or to direct the vote and the sole power to dispose of or to direct the disposition of the Company's shares.

                  (c) The following transactions involving shares of the Company have been effected during the sixty-day (60-day) period prior to May 29, 1995 by Anglo York. Each of the transactions listed below involved the sale of the Company's shares by Anglo York. Further, each of the sales listed below was effected through an open market exchange on the NASDAQ stock market. Anglo York's selling agent is BZW Canada Limited ("BZW"). BZW is located at 304 Bay Street, 9th Floor, Toronto, Ontario M5H 4A5.

                      TRANSACTIONS IN THE COMPANY'S SHARES

                            OVER THE LAST SIXTY DAYS



                     DATE                  AMOUNT         PRICE
                     ----                  ------         -----
                 March 21, 1995           5,000 sh      $4.125/sh
                 March 27, 1995          10,000 sh      $4.125/sh
                 April 6, 1995           10,000 sh      $4.187/sh
                 April 12, 1995          10,000 sh      $4.187/sh
                 April 28, 1995           5,000 sh      $5.500/sh
                 May 18, 1995             5,000 sh      $5.25/sh
                 May 18, 1995             5,000 sh      $5.00/sh
                 May 18, 1995            10,000 sh      $5.50/sh
                 May 23, 1995             7,500 sh      $6.00/sh
                 May 23, 1995             2,500 sh      $6.125/sh
                 May 25, 1995            18,000 sh      $6.50/sh
                 May 29, 1995            20,000 sh      $8.00/sh
                 May 29, 1995            10,000 sh      $8.562/sh

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Company's common stock beneficially owned by Anglo York.

                  (e)     Not Applicable.

        Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  In 1986, Anglo York pledged 1,000,049 shares of the Company's common stock to Royal Bank as security for certain financing. Pursuant to a Share Pledge Agreement dated July 29, 1986 between Anglo York and Royal Bank, Royal Bank may, in the event of a default by Anglo York, exercise all rights in and to the 1,000,049 shares, including the right to dispose of the shares. Anglo York is currently in default under its loan agreement with Royal Bank. However, Royal Bank has not exercised any of its rights under the Agreement since Anglo York's default.

                  On March 1986, Anglo York pledged an aggregate of 220,000 shares of the Company's common stock to Swiss Bank. Anglo York is currently in default under its loan agreement with Swiss Bank. Because of the default by Anglo York, Swiss Bank may exercise all rights in and to the 102,000 shares which remain pledged to Swiss Bank after Anglo York's recent sale of 118,000 shares of the Company's common stock, including the right to dispose of the remaining 102,000 shares. Anglo York has agreed with Swiss Bank to reduce its indebtedness to Swiss Bank by selling the remaining 102,000 shares that are pledged to Swiss Bank pursuant to the Rule 144 program described above.

                  Except as otherwise set forth herein, there are no contracts, arrangements, understandings or relationships (whether or not legally enforceable) between Anglo York, Limited, any stockholder, executive officer or director of the foregoing with respect to any securities of the Company, including, but not limited to, those concerning the transfer or voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies.

       Item 7.    MATERIAL TO BE FILED AS EXHIBITS

                  Not Applicable.

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  July 3, 1995



                                Philip E. Brent s/s
                                -----------------------------------------
                                Philip E. Brent
                                Secretary, Anglo York Industries, Inc.

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. ___)

                         INTEK DIVERSIFIED CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                  458134 10-3
                                 (CUSIP Number)

            ARTHUR J. LEIBELL, ESQ., 3225 AVIATION AVENUE, SUITE 501
                             MIAMI, FLORIDA 33133
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               DECEMBER 30, 1988
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [__].

Check the following box if a fee is being paid with this statement [_x_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 458134 10-3                                    Page 2 of __ Pages

1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above
         Persons

         ANGLO YORK INDUSTRIES, INC.; VINCENT P. PAUL; NANCY A. PAUL; MARINA ANDREIS; VINCENT A. PAUL; DEBORAH PAUL BRENT; PETER PAUL CORPORATION

2)       Check the Appropriate Box if a Member of a Group             (a)  [__]
                                                                      (b)  [__]

3)       SEC Use Only _________________________________________________________

4)       Source of Funds   Not Applicable.

5)       Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                             [__]

6)       Citizenship or Place of Organization

         State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7)       Sole Voting Power        1,220,049 shares

8)       Shared Voting Power            -0-

9)       Sole Dispositive Power   1,220,049 shares

10)      Shared Dispositive Power       -0-

11)      Aggregate Amount Beneficially Owned by Each Reporting Person

         1,220,049 shares

12)      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares*                                                   [__]

13)      Percent of Class Represented by Amount in Row (11)

         39.9%

14)      Type of Reporting Person*

                   CO                                      IN
                   --                                      --
         Peter Paul Corporation                Vincent P. Paul; Nancy A. Paul;
         Anglo York Industries, Inc.           Marina Andreis; Vincent A. Paul;
                                                     Deborah Paul Brent

         Unless otherwise expressly set forth herein, the responses contained herein, including those on the cover page, are as of December 30, 1988.

     Item 1.       SECURITY AND ISSUER

                  This statement relates to the common stock, $.01 par value per share, of INTEK Diversified Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 5800 West Jefferson Boulevard, Los Angeles, California 90016.

     Item 2.       IDENTITY AND BACKGROUND

                  The person filing this statement is Anglo York Industries, Inc. ("Anglo York"), a corporation organized under the laws of the state of Delaware, Vincent P. Paul, Nancy A. Paul, Deborah Paul Brent, Vincent A. Paul and Marina Andreis.

                  The principal business of Anglo York is the holding of securities issued by the Company.

                  The address of Anglo York's principal office and business is Suite 100, 99 Scarsdale Road, Don Mills, Ontario M3B 2R2, Canada.

                  The executive officers and directors of Anglo York are as follows:

                  Vincent P. Paul, President and Director

                  Philip E. Brent, Secretary, Treasurer and Director

                  Harold H. Davis, Director

                  In addition to the foregoing, the present principal occupation or employment of each executive officer and director of Anglo York and each executive officer and director of any corporation ultimately in control of Anglo York and any other natural person filing this statement and the principal business and address of any corporation or other organization in which such occupation or employment is conducted are set forth below. All natural persons named below are citizens of Canada and, unless otherwise noted, the business corporation or organization is 99 Scarsdale Road, Don Mills, Ontario, M3B 2R2 Canada.

                  Vincent P. Paul is Chairman of the Board of Directors of the Company and the President and Chief Executive officer and Director of Corporate Properties Limited, a Canadian land development corporation ("Properties").
Mr. Paul is also the Chairman of the Board of Directors of Anglo York Industries Limited ("Limited"), whose principal business is industrial and commercial real estate and land development and the Chief Financial Officer and Vice Chairman of the Board of Directors of Saynor Varah, Inc., ("SVI") whose principal business is the distribution of electronic parts. Mr. Paul is also a Vice President of Peter Paul Corporation, Inc., a Texas land development corporation ("PPCI"). The business address of PPCI is 505 Ryan Plaza, Arlington, Texas 76011.

                  Philip E. Brent is engaged in the practice of law and is a member of the firm of Brent & Paul, Barristers and Solicitors, which firm's principal business is the practice of law. Mr. Brent is also the Secretary and a Director of Limited and PPCI.

                  Harold H. Davis is the President, a Director and the Chief Executive Officer of the Company and the President of the Company's wholly owned subsidiary, Olympic Plastics Company ("Olympic"). The principal business address of both such companies is 5800 West Jefferson Boulevard, Los Angeles, California 90016. The principal business of the Company is the holding of securities issued by its subsidiaries. The principal business of Olympic is the fabrication and sale of plastic products designed to governmental and military specifications. Mr. Davis is also the President of IMCS, Inc., a wholly owned subsidiary of the Company ("IMCS"). The principal business of IMCS is the manufacture of electrostatic simulation and testing systems and its principal business address is 301 Coronado Drive, Santa Clara, California 95054. Mr. Davis is a Director and Executive Vice-President of Properties.

                  Nancy A. Paul, the spouse of Vincent P. Paul is a self employed interior designer.

                  Deborah Paul Brent, the spouse of Philip E. Brent, has been engaged in the practice of law and is a member of the firm of Brent & Paul and is the President and a Director of PPC.

                  Vincent A. Paul is the Treasurer and a Director of PPC. Mr. Paul is the Secretary of SVI and the President of PPCI.

                  Marina Andreis is the Secretary and a Director of PPC and a Partner in Benetton, a closing store. Benetton's business address is 102 Bloor Street West, Toronto, Ontario. Ms. Andreis is also the President of Corporate Realty Services Limited, a licensed real estate brokerage firm.

                  All of the outstanding common stock of Anglo York is owned by Limited. At December 30, 1988, Limited was a majority owned subsidiary of PPC. The outstanding voting securities of PPC were equally beneficially owned by Marina Andreis, Deborah Paul Brent and Vincent A. Paul, each of whom has obtained majority, and by one minor child whose interest is held in Trust by Nancy A. Paul. The foregoing are children of Vincent P. Paul. Vincent P. Paul and Nancy A. Paul, may be deemed to beneficially own the shares of the Company's common stock beneficially owned by their minor child. Both Mr. and Mrs. Paul disclaim any beneficial ownership in the Shares beneficially owned by Marina Andreis, Deborah Paul Brent and Vincent A.. Paul. In 1990, PPC and Limited entered into an amalgamation, pursuant to which Limited is the surviving corporation. Certain of the foregoing named individuals held positions with Limited on December 30, 1988.

                  During the last five years, none of the persons filing this statement or PPC, or any of the executive officers or directors of any such corporations has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The acquisition being reported hereunder was pursuant to a reorganization with the Company's former parent, INTEK Diversified Corporation, a Massachusetts corporation ("INTEK Massachusetts"). All of the previously outstanding shares of Common Stock of INTEK Massachusetts were automatically converted into the same number of shares of Common Stock of the Company.

        Item 4.   PURPOSE OF TRANSACTION

                  The acquisition was a result of corporate action.

                  None of the persons filing this statement or, to the best of their knowledge, PPC, or any of their executive officers or directors, has any plans or proposals which relate to or would result in:

                  (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                  (d) Any change in the present directors or management of the Company, including, but not limited to, any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

                  (e) Any material change in the present capitalization or dividend policy of the Company;

                  (f) Any other material change in the Company's corporate structure or business;

                  (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                  (h) A class of securities of the Company becoming delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or of a registered national securities association;

                  (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                  (j)     Any actions similar to any of those enumerated above.

       Item 5.    INTEREST IN SECURITIES OF THE ISSUER

                  (a) Anglo York beneficially owns 1,220,049 shares of the common stock of the Company which represents approximately 39.9% of such class of securities outstanding as of December 30, 1988.

                  Vincent P. Paul and Nancy A. Paul may each be deemed to beneficially own approximately 201,308 shares of the Common Stock of the Company which represents approximately 6.6% of such class of securities outstanding as of December 30, 1988.

                  Harold H. Davis may be deemed to beneficially own 13,000 shares of the Common Stock of the Company which represented less than 1% of such class of securities outstanding as of December 30, 1988. Such amount includes 12,000 shares which Mr. Davis had the option to acquire within 60 days from December 30, 1988, but does not include 8,000 shares which Mr. Davis had the option to acquire subsequent to 60 days from such date.

                  Deborah Paul Brent, Vincent A. Paul and Marina Andreis, the adult children of Vincent P. Paul may each be deemed to beneficially own approximately 201,308 shares of the Common Stock of the Company, or 6.6% of such class of securities outstanding as of December 30, 1988.

                  Reference is made to the response to Item 2 hereof.

                  (b) Anglo York and Harold H. Davis have the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of the shares of the Company's common stock beneficially owned by each of them. None of the other persons named in paragraph (a) has any such power except in their official capacities as set forth above.

                  (c) There have been no transaction in the Shares that were effected during the 60 day period prior to December 30, 1988, by any person named in the response to paragraph (a) of this Item 5.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Company's Common Stock beneficially owned by those persons named in response to paragraph (a).

                  (e)     Not applicable.

        Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  In 1986, Anglo York loaned an aggregate of 1,049,000 shares of the Company's Common Stock to Limited which shares were pledged to Royal Bank as security for certain financing. Pursuant to a Share Pledge Agreement dated July 29, 1986 between Limited and Royal Bank, Royal Bank may, in the event of a default by Limited, exercise all rights in and to the 1,000,049 shares, including the right to dispose of the shares.

                  On March 1986, Anglo York loaned an aggregate of 220,000 shares of the Company's Common Stock to Limited which shares were pledged to Swiss Bank Corporation (Canada) (the "Pledgee"). In the event of default by Limited, the Pledges may exercise all rights in and to the 220,000 shares, including the right to dispose of the shares.

                  In the event that Limited defaults in the repayment of any of the above-described indebtedness, the respective lenders may acquire the shares of the Company's Common Stock pledged thereto by Limited and, as a result thereof, a change in control of the Company may occur. Anglo York has been advised by Limited that, as of December 30, 1988, no such defaults have occurred and none were contemplated.

                  Except as otherwise set forth herein, there are no contracts, arrangements, understandings or relationships (whether or not legally enforceable) between Anglo York, Limited, any stockholder, executive officer or director of the foregoing with respect to any securities of the Company, including, but not limited to, those concerning the transfer or voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies.

       Item 7.    MATERIAL TO BE FILED AS EXHIBITS

                  (a) Definitive Proxy Statement and Form of Proxy of INTEK Massachusetts dated November 14, 1988.

                  (b) Agreement of April 21, 1990 by and between Vincent P. Paul, Vincent A. Paul, Nancy A. Paul, Deborah Paul Brent and Marina Andreis.

                                   SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                       ANGLO YORK INDUSTRIES, INC.

April 21, 1990                         By:
                                           ----------------------------------
                                                        (Signature)


                                                      Vincent P. Paul
                                           ----------------------------------
                                                         President
                                                      (Name and Title)

                                       PETER PAUL CORPORATION

                                       By:
                                           ----------------------------------
                                           Deborah P. Brent, President Anglo
                                           York Industries, Limited Successor
                                           to Peter Paul Corporation

                                       By:
                                           ----------------------------------
                                           Deborah P. Brent

                                       By:
                                           ----------------------------------
                                           Vincent P. Paul

                                       By:
                                           ----------------------------------
                                           Nancy A. Paul

                                       By:
                                           ----------------------------------
                                           Vincent A. Paul

                                       By:
                                           ----------------------------------
                                           Marina Andreis





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